                     U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                Amendment No. 1
                                      to
                                  FORM 10-SB

                  General Form for Registration of Securities
           of Small Business Issuers Under Section 12(b) or 12(g) of
                      the Securities Exchange Act of 1934

                           DelSoft Consulting, Inc.
                           ------------------------
                (Name of Small Business Issuer in its charter)


                       Georgia                              75-2719614
           --------------------------------            ---------------------
            (State or other jurisdiction of              (I.R.S. Employer
             incorporation or organization)             Identification No.)

                   106 Bombay Lane,  Roswell, Georgia  30076
                   -----------------------------------------
              (Address of principal executive office)  (Zip Code)


        Issuer's telephone number, including area code:  (770) 518-4289

          Securities to be registered under Section 12(b) of the Act:

                                     None.

          Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
                                 ------------
                               (Title of class)

                                    PART I


ITEM 1.  DESCRIPTION OF BUSINESS.

         The following discussion contains certain forward-looking statements which involve known and unknown risks, uncertainties and other factors and which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the uncertainty as to the Company's future profitability; the uncertainty as to the demand for information technology services and solutions; industry trends towards outsourcing information technology services; increasing competition in the information technology services market; the ability to hire, train and retain sufficient qualified personnel; the ability to obtain financing on acceptable terms to finance the Company's growth strategy; the ability to develop and implement operational and financial systems to manage the Company's growth; and other factors referenced in this registration statement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward Looking Statements and Associated Risks."

OVERVIEW

     DelSoft Consulting, Inc. ("DelSoft" or the "Company") was founded in July 1996 as a professional services staffing firm, and has, over the past 27 months, developed its technological and managerial infrastructure to offer its clients value added services, including professional services staffing, solutions and services for the Year 2000 problem and application maintenance outsourcing (collectively referred to as "solutions"). The Company markets solutions to both existing and potential clients with the objective of becoming one of such client's preferred providers of comprehensive information technology ("IT") services and solutions. With the trend in the commercial market moving toward fully integrated information systems solutions, the Company offers its clients a broad range of business and technical services as a service outsourcer and systems integrator capable of providing complex tool solutions. This total solutions approach includes proprietary software and tools, proven processes and methodologies, tested project management practices and resources management and procurement programs. The Company is headquartered in the Metropolitan Atlanta area with satellite offices in Ottawa, Canada, Indianapolis, Indiana and Detroit, Michigan. It also has human resources officers stationed in Bangalore and Madras, India who are actively recruiting IT professionals.

BACKGROUND

     The Company was incorporated in Georgia on July 1, 1996. In its first two years, the Company has applied a significant amount of its funds and resources towards the creation of the kind of infrastructure it believes will be needed to grow its business. This included the hiring of personnel, development of new services, establishment of an overseas recruitment division, and opening of satellite offices.

     On December 12, 1996, DelSoft merged with Pyke Corp., a Delaware corporation and publicly traded shell company ("Pyke") with the Company as the surviving entity. Pyke's 418 shareholders received one share of DelSoft Common Stock for every six shares of Pyke common stock they held. The Company issued 1,713,316 shares in the merger, or approximately 17% of DelSoft's outstanding Common Stock on a post-merger, fully diluted basis. The primary purpose of the merger was to increase the Company's shareholder base to help support an eventual trading market in the stock to make the securities more attractive and thereby facilitate the company's future efforts to raise equity capital.

     At the time of the merger, Pyke had a cash balance of $10,279 and no other assets or liabilities. Pyke had no operations prior to the effective date of the merger, and there was no market for the shares, so the shares issued by the Company in the merger were valued at Pyke's net asset value of $10,279.

SERVICES

     DelSoft provides its clients with a one-stop shop for a broad range of IT applications solutions and services. Historically, the substantial majority of the Company's projects have been client-managed. On client-managed projects, DelSoft provides professional services as a member of the project team on a time-and-materials basis. On DelSoft-managed projects, DelSoft takes complete responsibility for project management and bills the client on either a time-and-materials or fixed-price basis. The Company is seeking to shift a larger portion of its business to DelSoft-managed projects, which generally carry higher profit margins.

     The solutions and services offered by the Company include the following:

         (a) PROFESSIONAL SERVICES STAFFING: Providing highly-skilled software professionals to augment the internal information management staffs of major corporations remains the Company's primary business. The Company supplies clients' staffing needs from among its diverse supply of software professionals. The Company is committed to expanding its professional services staffing operations in conjunction with its solutions business in both the mainframe and client/server development environments.

         (b) SERVICES AND SOLUTIONS FOR THE YEAR 2000 PROBLEM: The Company offers the NYE 2000(TM) proprietary software toolset. The NYE 2000 software tool may be used to analyze and convert Natural(TM) source code to be Year 2000 compliant, and is expected to allow the Company to perform Year 2000 projects more efficiently. The NYE 2000 software tool allows a user to choose between full field expansion, windowing, or a combination of both. Customers may license the toolset and use it in their environment, or the Company will provide the toolset in conjunction with its delivery of proven methodologies, experienced project management, and skilled resources with significant Year 2000 project experience.

         (c) APPLICATION MAINTENANCE OUTSOURCING: Spurred by global competition and rapid technological change, large companies, in particular, are downsizing and turning to outside service providers to perform their IT functions. The reasons for such outsourcing range from cost reduction to capital asset improvement and from improved technology introduction to better strategic focus. In response to this trend, the Company, has at its disposal a complete staff that includes experienced project managers, technicians and operators. These professionals provide essential data functions including, applications development, systems maintenance, data network management, voice network administration and help desk operations.

SALES AND MARKETING

     DelSoft sells its services to large organizations through a direct sales force. The Company is also aggressively pursuing preferred vendor arrangements with large organizations. As a preferred vendor, the Company would be one of a limited number of service providers to a particular client, thus enabling it to sell its services more effectively. These contracts generally result in lower margins due to negotiated discounts, but are expected to generate higher and more steady revenues.

CLIENTS

     The Company provides its services and solutions primarily to Fortune 1,000 companies with significant IT budgets and recurring staffing or software development needs. Substantially all of the Company's clients are large companies, major systems integrators or governmental agencies. The Company's strategy is to maximize its client retention rate and secure follow-on engagements by providing high quality services and client responsiveness.

    Two-thirds of the Company's net revenues for fiscal year 1998 were derived from only two clients: USA Group and Ernst & Young LLP. The Company's relationship with USA Group is long-standing. Although the parties could terminate the arrangement at any time, the current project has been renewed through September 1999. Significant effort has already been invested in this project and the Company believes it unlikely that its current project with USA Group would be abruptly terminated. Although Ernst & Young is a major client, the nature of the relationship is that the Company works with Ernst & Young on projects for their clients.

     Most of the Company's projects, including those with its two major clients, are terminable by the client at any time without penalty. The loss of any significant client and/or project could have a material adverse effect on the Company's business, operating results and financial condition.

COMPETITION


     The IT services industry is highly competitive and is served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Currently, the Company's primary competitors include participants from a variety of market segments, including "Big Five" accounting firms, service departments of computer hardware and software companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, the Company's clients may elect to increase their internal IT resources to satisfy their solutions needs. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. The Company believes that the range of services and solutions that it offers combined with its diverse pool of labor resources gives the Company a competitive advantage in the IT marketplace.

INTELLECTUAL PROPERTY RIGHTS

     The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property.

The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights. The intellectual property rights to the software developed by the Company in connection with a client engagement is typically assigned to the client.

     Although the Company's intellectual property has never been the subject of an infringement claim, there can be no assurance that third parties will not assert infringement claims against the Company in the future, that assertion of such claims will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party on commercially reasonable terms. Furthermore, litigation, regardless of its outcome, could result in substantial costs to, and diversion of effort by, the Company. Any infringement claim or litigation against the Company could, therefore, materially and adversely affect the Company's business, operating results and financial condition.

HUMAN RESOURCES

     The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company's human resources department is dedicated full-time to recruiting IT professionals and managing its human resources. The Company recruits in a number of countries and regions, including the United States, India, Canada, South America, Central America, Mexico, and the Philippines. The Company also advertises in various newspapers. In addition, the Company's employees are a valuable recruiting tool and are actively involved in referring new employees and screening candidates for new positions. DelSoft uses a standardized global selection process which includes interviews, tests and reference checks.

     The Company has a focused retention strategy that includes career planning, training and benefits. The Company's comprehensive benefits package includes Company-paid health insurance, a 401(k) plan, dental insurance, and green card processing. The Company uses stock options as part of its recruitment and retention strategy.

     As of September 30, 1998, DelSoft employed 63 full-time employees, consisting of 43 technical consultants, 7 employees in marketing and sales and 7 employees in administration and support. DelSoft also has contracts with 6 independent consultants. DelSoft's IT professionals typically have Master's or Bachelor's degrees in Computer Science or another technical discipline and two to ten years of IT experience. In addition, the Company uses independent contractors to staff client engagements.

     On April 13, 1998, the Company acquired the client database of an IT recruiting company based in Detroit, Michigan. The

Company has maintained an ongoing relationship with this IT recruiting company since 1996, and it has assisted the Company in finding and placing IT professionals in the past. Management believes that the newly acquired client database will reduce the costs of hiring its IT professionals.

GOVERNMENT REGULATION OF IMMIGRATION

     The Company's solutions and services are not currently subject to direct regulation by any government or law other than regulations applicable to businesses generally.

     Some of DelSoft's consultants are citizens of other countries, most of whom are working in the United States under H1-B temporary visas. The H1-B visa, which is issued subject to approval by the Immigration and Naturalization Service, allows companies that can prove that they need workers with certain skills Americans cannot provide to hire foreign nationals for such jobs for up to six years. Under current law, there is a statutory limit of 65,000 new H1-B visas that may be issued in any government fiscal year. For the federal fiscal year ending September 30, 1998, this limit was reached in May. The statutory limit will be increased to 115,000 new H1-B visas for fiscal year 1999 and 2000, and 107,500 for fiscal year 2001. The statutory limit will return to 65,000 in fiscal year 2002, beginning October 1, 2001. In years in which this limit is reached, the Company may be unable to obtain enough H1-B visas to bring sufficient foreign employees to the U.S. Moreover, the Company may have to replace existing employees whose H1-B visas expire at the end of their six year term with new employees, some of whom may also require visas. If the Company were unable to obtain H1-B visas for its employees in sufficient quantities or at a sufficient rate for a significant period of time, the Company's business, operating results and financial condition could be materially adversely affected.

     Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of employment-based visas and permanent residency visas that may be issued. Any changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees, could require the Company to incur additional unexpected labor costs and expenses or result in the Company having insufficient qualified personnel to perform all of the engagements under which the Company is obligated or that might otherwise be available to the Company. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating results and financial condition.

     The Company spent approximately $113,072 on obtaining 47 visas for the fiscal year ended June 30, 1998. Because some of its employees hold visas, the Company is obligated to maintain certain public access files. The cost of that effort is included in the amount disclosed above.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.

OVERVIEW

DelSoft Consulting, Inc. is a professional services staffing firm that was incorporated in Georgia on July 1, 1996. The Company offers its clients value added services, including professional services staffing, solutions and services for the Year 2000 problem, and application maintenance outsourcing (collectively referred to as "solutions"). DelSoft markets solutions to both existing and potential clients with the objective of becoming one of such client's preferred providers of comprehensive information technology ("IT") services and solutions.

DelSoft's revenues are derived from fees paid by clients for professional services. Historically, a substantial majority of the Company's projects have been client-managed. On client-managed projects, DelSoft provides professional services as a member of the project team on a time-and-materials basis. The Company recognizes revenues on such projects as the services are performed.

DelSoft's most significant cost item is its personnel expense, which consists primarily of salaries and benefits for the Company's billable personnel. The number of IT professionals assigned to projects may vary depending on the size and duration of each engagement. Moreover, project terminations and completion and scheduling delays may result in short periods when personnel are not assigned to active projects. DelSoft manages its personnel costs by closely monitoring client needs and basing personnel increases on specific project engagements. While the number of IT professionals may be adjusted to reflect active projects, the Company continues to process H1-B visas and maintain a database of available professionals to respond to increased demand for the Company's services on both existing projects and new engagements.

The Company provides its services and solutions primarily to Fortune 1,000 companies with significant IT budgets and recurring staffing or software development needs. Substantially all of the Company's clients are large companies, major systems integrators or governmental agencies.

The solutions offered by the Company include the following:

     (a) PROFESSIONAL SERVICES STAFFING: Providing highly-skilled software professionals to augment the internal information management staffs of major corporations remains the Company's primary business. The Company supplies clients' staffing needs from among its diverse supply of software professionals. The Company is committed to expanding its professional services staffing operations in conjunction with its solutions business in the mainframe and client/server development environments and enterprise resource planning software market.

     (b) SERVICES AND SOLUTIONS FOR THE YEAR 2000 PROBLEM: The Company offers NYE2000(TM), a proprietary software toolset, which facilitates the analysis and conversion of NATURAL(TM) source code to make it Year 2000 compliant. NYE2000 allows a user to choose between full field expansion, windowing, or a combination of both. Customers may license the toolset and use it in their environment, or DelSoft will provide the toolset in conjunction with proven methodologies, experienced project management, and skilled resources with significant Year 2000 project experience.

     (c) APPLICATION MAINTENANCE OUTSOURCING: Spurred by global competition and rapid technological change, large companies, in particular, are downsizing and turning to outside service providers to perform their IT functions. The reasons for such outsourcing range from cost reduction to capital asset improvement and from improved technology introduction to better strategic focus. In response to this trend, the Company, has at its disposal a complete staff that includes experienced project managers, technicians and operators. These professionals provide essential data functions including, applications development, systems maintenance, data network management, voice network administration and help desk operations.

During 1998, the Company redirected its focus to expanding its professional services staffing operations through direct and/or end-user client placements that generate higher revenues and higher gross margins than subcontractor placements. As a result, DelSoft released any consultants not meeting this general profile. In the first quarter, this process continued. New placements during this period will generate an average of approximately $220,000 in gross revenues per placement (on an annualized basis) at an average gross margin of approximately 44%. This compares to an average of approximately $137,000 in gross revenues per placement (on an annualized basis) at an average gross margin of approximately 37% during the three-month period ending September 30, 1997.


During the first quarter, the Company signed a letter of intent to acquire a computer-consulting firm, providing a variety of computer programming services with an emphasis on client-server ("Acquisition"). The target company, which is headquartered in New York City, has approximately one hundred IT professionals throughout the tri-state area and Europe. Management of the target company estimates current revenues of approximately $9.6 million and current profits (prior to taxes, compensation and distributions to shareholders and any resulting acquisition costs) of approximately $1 million in 1998. The companies are in the process of completing their respective due diligence. The terms of the Acquisition, including the purchase price, have not been finalized. The Acquisition will be paid for with a combination of cash and stock. The target company has agreed to a payout over three years. In addition, the purchase price is subject to reduction in the event the revenues and/or profits of the target company decline.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1997

REVENUES. The Company's revenue increased slightly to approximately $2,345,000 million for the first quarter of 1999 from $2,319,000 for the first quarter of 1998. This increase in revenues in spite of a decrease in the total number of consultants is primarily attributable to significantly higher billable rates for services provided to existing clients and engagements with new clients as compared to the billable rates for the same period last year.

DIRECT PROJECT COSTS. Direct project costs consist primarily of salaries and employee benefits for billable IT professionals and the associated travel and relocation costs of these professionals, as well as the cost of the independent contractors used by the Company. Direct project costs increased slightly to approximately $1,704,000 for the first quarter of 1999 from $1,693,000 for the first quarter of 1998. The increase in direct project costs in spite of a decrease in the total number of consultants is primarily attributable to the increase in professional salaries to attract and retain qualified IT professionals to staff existing and additional projects due to increased competition in the marketplace.

NET REVENUE. Net revenue consists of revenues less direct project costs. Net revenue increased slightly from approximately $626,000 during the three-month period ended September 30, 1997 to approximately $642,000 during the three-month period ended September 30, 1998. This increase in spite of a decrease in the total number of consultants is primarily attributable to billing rates increasing at higher levels than professional salaries and engagements with new clients being more profitable than those with existing clients. The increase in net revenue was offset by higher personnel expenses resulting from the hiring of additional IT professionals at higher salaries to support existing and additional client engagements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist of costs associated with the Company's sales and marketing efforts, executive management, finance and human resource functions, facilities and telecommunications costs and other general overhead expenses. Selling, general and administrative expenses increased to approximately $676,000 in the first quarter of 1999 from approximately $481,000 in the first quarter of 1998. In addition, the Company recognized charges relating to the amortization of intangible assets and unearned compensation of approximately $73,000 and $33,000, respectively during the three months ended September 30, 1998, with no corresponding charges in the comparable prior period. The increase in selling, general, and administrative expenses is primarily attributable to the Company's continued investment in infrastructure and in the initiatives required to implement the Company's marketing strategies. These costs include the development of additional services offerings, the expansion of its recruiting capabilities, and the opening of additional offices. The most significant of these costs consisted of the sales and marketing efforts associated with the Company's proprietary Year 2000 software toolset, NYE2000.

NET INCOME (LOSS). The Company's net income for the three months ended September 30, 1997, of approximately $71,000 decreased by approximately $112,000 to a net loss of approximately $41,000 for the comparable period in 1998. The primary reason for this decrease is attributable to the non-cash charges of $73,000 and $33,000, respectively, relating to amortization of the intangibles and unearned compensation plus the efforts associated with marketing and selling the Company's proprietary Year 2000 software toolset, NYE2000.

RESULTS OF OPERATIONS FOR THE YEAR ENDED JUNE 30, 1998
COMPARED TO THE YEAR ENDED JUNE 30, 1997

REVENUES. The Company's revenues increased approximately 80%, from approximately $6.1 million in 1997 to approximately $11 million in 1998. This growth in revenues was primarily attributable to additional services provided to existing clients and engagements with new clients. In addition, new placements in 1998 were at higher billable rates as compared to the billable rates for the same period last year.

DIRECT PROJECT COSTS. Direct project costs consist primarily of salaries and employee benefits for billable IT professionals, as well as the cost of the independent contractors used by the Company. Direct project costs increased approximately 69%, from approximately $4.8 million in 1997 to approximately $8.1 million in 1998. This increase is primarily attributable to the Company's ability to attract and retain its own qualified IT professionals while decreasing its reliance on independent contractors. In addition, professional salaries to attract and retain qualified IT professionals to staff existing and additional projects are higher due to increased competition in the marketplace.


NET REVENUE. Net revenue consists of revenues less direct project costs. Net revenue increased approximately 123%, from approximately $1.3 million in 1997 to approximately $2.9 million in 1998. This increase is attributable primarily to an increase in the number of IT professionals utilized by the Company (including independent contractors). In addition, billing rates increased at a slightly higher level than professional salaries and engagements with new clients were more profitable than those with existing clients. The increase in net revenue was partially offset by higher personnel expenses resulting from the hiring of additional professionals to support the increase in client engagements.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses consist of costs associated with the Company's sales and marketing efforts, executive management, finance and human resource functions, facilities and telecommunications costs and other general overhead expenses. Selling, general and administrative expenses increased approximately 75%, from approximately $1.2 million in 1997 to approximately $2.1 million in 1998. The increase in selling, general, and administrative expenses is primarily attributable to the Company's continued investment in infrastructure and in the initiatives required to implement the Company's marketing strategies. These costs include the development of additional services offerings, the expansion of its recruiting capabilities, and the opening of additional offices. Also, the Company has increased professional and marketing expenses as a public company not previously incurred as a private company.

NET INCOME (LOSS). The Company's net income for the year ended June 30, 1998, increased approximately 305%, from approximately $74,000 in 1997 to approximately $300,000 in 1998.


LIQUIDITY AND CAPITAL RESOURCES. Historically, the Company has financed its working capital requirements through internally generated funds, the sale of shares of its common stock, and proceeds from short-term bank borrowings. During 1998, the Company received net proceeds of $705,000 from sales of common stock.


The Company currently has a $1.25 million revolving credit facility with Emergent Financial Group. The credit facility bears interest at the higher of 1.5% over the prime rate or 7%. Borrowings under the revolving credit facility are secured by substantially all of the Company's assets. In addition, Jerry Rosemeyer, Benjamin Giacchino, and Jeffrey A. Rinde each executed a limited personal guaranty obligating each of them to pay the sum of $100,000 of the Company's outstanding borrowings when due; provided, however, that if an event of default and/or a default had not occurred as defined in the Loan Documents dated February 18, 1997, between the Company and Emergent Financial Group, the limited personal guaranty expire at the end of six months from its execution. Accordingly, these guarantees have expired. The facility contains certain restrictive covenants, including, the maintenance of certain financial ratios and limitations on payment of dividends and additional borrowings. As of September 30, 1998 and November 10, 1998, the Company had outstanding borrowings of approximately $548,000 and $590,000, respectively.

Except for additional cash that may be required to close the Acquisition, the Company currently anticipates existing sources of liquidity and cash generated from operations are sufficient to satisfy its cash needs through the next twelve months. To close the Acquisition or in the future, the Company may seek to increase the amount of its credit facilities, negotiate additional credit facilities or issue corporate debt or equity securities. Any debt incurred or issued by the Company may be secured or unsecured, fixed or variable rate interest and may be subject to such terms as the board of directors of the Company deem prudent. The Company expects any proceeds from such additional credit or sales of securities to be used primarily in the hiring of further IT professionals and/or the acquisition of other consulting companies.

The Company does not believe that its business is subject to seasonal trends.

The Company does not believe that inflation had a significant impact on the Company's results of operations for the periods presented. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operating results by controlling operating costs, and, whenever possible, seeking to insure that billing rates reflect increases in costs due to inflation.

YEAR 2000. The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the use of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. The Company has evaluated, and is continuing to evaluate, the potential cost associated with becoming Year 2000 compliant. The Company believes that the principal staffing and financial systems it intends on using as of January 1, 1999, which are licensed from and maintained by third-party software development companies, are Year 2000 compliant. Management does not anticipate that the remaining costs associated with assuring that its internal systems will be Year 2000 compliant will be material to its business, operations or financial condition.

The Company intends on conducting a risk evaluation and assessment study to determine the preparedness level of customers, vendors, and other service providers for the Year 2000 and the subsequent impact on the Company. The Company will take such actions as management deems appropriate based on the results of the review. The Company expects to incur only minimal internal staff costs and other miscellaneous expenses related to the risk evaluation and assessment project.

ITEM 3.  DESCRIPTION OF PROPERTY.

         DelSoft's principal office is located at 106 Bombay Lane, Roswell, Georgia 30076. The office, which is approximately 2300 square feet, is leased pursuant to a lease which expires in May 2000. DelSoft's current location is adequate for its projected needs, and the Company does not believe it will have difficulty obtaining additional space as needed. DelSoft has a second office located at 1980 E. 116th Street, Suite 317, Carmel, Indiana. The office, which is approximately 1,618 square feet, is leased pursuant to a lease which expires in December 1999. The office is adequate for its projected needs,and the Company does not believe it will have difficulty obtaining additional space as needed. The Company has recently opened two additional sales offices, located at 6111 Jackson Road, Suite 105, Ann Arbor, Michigan, and 440 Laurier Avenue West, Suite 200, Ottawa, Ontario, Canada K1R7X6, respectively. These sales offices, which are each approximately 150 square feet, are leased pursuant to leases which expire in November 1999 and December 1998, respectively. Both of these sales offices are adequate for the Company's projected needs, and the Company does not believe it will have difficulty in obtaining additional space as needed.

     The monthly rent on each of the offices is as follows:

     Roswell, Georgia             $2,650
     Carmel, Indiana              $1,867
     Ottawa, Canada                 $552* (*based on exchange rate on
                                          November 19, 1998.
                                          Actual rate is in Canadian
                                          dollars at CAN$856)
     Detroit, Michigan              $300

     The Company maintains a Commercial Business Package (Property) insurance policy on the Roswell, Georgia and Carmel, Indiana offices. The policy coverage total on contents is approximately $164,000. The liability coverage is $2,000,000 on these two locations. The Company does not maintain insurance on the Ottawa and Detroit offices because the contents of these two offices is negligible, and they are not used for meeting with customers.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.

         The Company is authorized to issue 100,000,000 shares of Common Stock, of which 11,259,149 shares were issued and outstanding on September 30, 1998. As of September 30, 1998, there were 398 shareholders of record.

         The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock as of September 30, 1998, by
(i) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of Common Stock, (ii) each of the Company's directors and executive officers and (iii) all directors and executive officers as a group:


                                                  Percent of Shares
  Beneficial Owner*    Shares Beneficially Owned   Outstanding <F1>
  -----------------    -------------------------  -----------------
  Ben J. Giacchino            2,681,767 <F2>           23.71%
  Jerry Rosemeyer             2,683,650 <F2>           23.73
  Jeffrey A. Rinde            2,302,837 <F3>           20.10
  Michael Osso                2,425,000 <F4>           15.05
  Adil Choksey                        0                   -
  All Directors and
    Executive Officers
    as a Group (5 persons)   10,093,254                72.18%

---------------------

[FN]
* Unless otherwise indicated, the beneficial owner's address is the same as the Company's principal office.
<F1>  Percentages calculated on the basis of the amount of outstanding shares plus, for each person, any shares that person has the right to acquire within 60 days pursuant to options or other rights.
<F2>  Includes 50,000 shares subject to stock options which are currently exercisable.
<F3>  Includes 200,000 shares subject to stock options which are currently exercisable.
<F4>  Consists of 2,425,000 shares subject to stock options which are currently exercisable.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

         The following is a list of the names and ages of all directors and executive officers of the Company:


   Name            Age              Position
   ----            ---              --------
Michael Osso       37             President and Director
Adil Choksey       34             Vice President
Jeffrey A. Rinde   31             Chief Financial Officer,
                                   General Counsel, Secretary and
                                   Director
Ben J. Giacchino   43             Director


Directors serve from the time they are elected or appointed until the next annual meeting of shareholders or until their successors are elected.

         Mr. Osso has served as President of DelSoft since September 1997 and as a Director since November 1997. Prior to his employment with DelSoft, Mr. Osso was employed by Bridgton Consulting, Inc. ("Bridgton"), an IT services provider similar to the Company, as a Consultant from November 1993 to August 1997, by TTI Technologies, a computer consulting company, as a Software Engineer from July 1993 to November 1993, and by Long Island Savings Bank as a Systems Analyst from November 1988 to June 1993.

         Mr. Choksey has served as Vice President of DelSoft since November 1996. Prior to his employment with DelSoft, Mr. Choksey was employed by Bridgton as Vice President of Sales from November 1995 to October 9 1996, by Beechwood Computing Limited, a software consulting firm, as Vice President of Sales from July 1994 to October 1995, and by Pertech Computers Ltd., a hardware/software sales company, as a Regional Sales Manager from July 1990 to June 1994.

         Mr. Rinde has served as Chief Financial Officer and General Counsel of DelSoft since January 1997, as its Secretary since July 1997 and as a Director since November 1997. He has also been a member of Briskin & Rinde, L.C., a general civil litigation firm with an emphasis on commercial transactions and litigation,since May 1995. Prior to his membership in Briskin & Rinde, L.C., Mr. Rinde was employed by Chapman & Fennell, a general practice law firm, from April 1993 to November 1994. During the period from November 1994 through May 1995, Mr. Rinde relocated from New York to Georgia and obtained a license to practice law in the State of Georgia. From May 1992 to April 1993, Mr. Rinde was General Counsel for Willow Peripherals, a computer company.

         Mr. Giacchino has served as a Director of DelSoft since July 1996. He also served as Chief Operating Officer and Secretary of the Company from July 1996 to July 1997. Prior to his employment with DelSoft, Mr. Giacchino was employed with Bridgton as Vice President from January 1994 to July 1996 and as a Director since January 1994, and with Greenway Capital Corp., a stock brokerage firm, as a stock broker from August 1991 to December 1993. Mr. Giacchino has 15 years experience as a manager at various levels in the investment banking and brokerage industry.

ITEM 6.  EXECUTIVE COMPENSATION.

         The following table sets forth certain information regarding the annual compensation for services to the Company for the fiscal year ended June 30, 1998 with respect to the Company's Chief Executive Officer and all other executive officers as of June 30, 1998 who earned more than $100,000 in salary and bonus during such fiscal year (the "Named Executive Officers"):

                                          Summary Compensation Table
---------------------------------------------------------------------------------------------------------
                                                      Annual Compensation                     Long-Term
                                          -----------------------------------------          Compensation
                                                                                             ------------
                                                                                                Awards
                                                                                             ------------

                                                                                              Securities
          Name and                                                                            Underlying
    Principal Position                      Year             Salary         Bonus              Options
----------------------------              --------         -----------    ---------          ------------
Jerry Rosemeyer                              1998<F1>         $ 26,666         $0                      --
     President and Chief Executive
      Officer                                1997             $111,162         $0                  125,000


Michael Osso                                 1998<F2>         $147,796         $0                2,525,000
     President


Adil Choksey                                 1998             $110,002      $ 5,000                     --
     Vice President


Jeffrey A. Rinde                             1998             $142,723         $0                  100,000
     Chief Financial Officer                 1997             $116,202      $73,590                250,000

------------------


<F1> Mr. Rosemeyer served in these positions in fiscal year 1998 only through
     August 31, 1998.

<F2> Mr. Osso became president of the Company September 1, 1998.

         The following table contains certain information concerning the options granted to the Named Executive Officers during the fiscal year ended June 30, 1998.

                                       Option Grants in Last Fiscal Year
-------------------------------------------------------------------------------------------------------------
                              Number of        Percent of Total
                             Securities        Options Granted
                             Underlying        to Employees in         Exercise or
           Name            Options Granted       Fiscal Year           Base Price        Expiration Date
-------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Michael Osso
     President                125,000                3.5%                 $2.00          September 1, 2007
                            2,400,000               67.4%                 $0.50          January 31, 2008
---------------------------------------------------------------------------------------------------------------
Jeffrey A. Rinde
     Chief Financial Officer  100,000                2.8%                $0.50           January 31, 2008
---------------------------------------------------------------------------------------------------------------

         The following table sets forth certain information concerning the exercise of stock options during the fiscal year ended June 30, 1997 by each Named Executive Officer and the value at fiscal year end of unexercised options held by the Named Executive Officers.


                   Aggregated Option Exercises in Last Fiscal Year and FY-End Option Values
--------------------------------------------------------------------------------------------------------------
                                                                                               Value of
                                                                 Number of Securities         Unexercised
                                                                 Underlying Unexercised       In-the-Money
                             Shares                                 Options at FY-End       Options at FY-End
                           Acquired on                                Exercisable/            Exercisable/
           Name             Exercise        Value Realized            Unexercisable          Unexercisable*
-------------------------------------------------------------------------------------------------------------------
Jerry Rosemeyer
   Chief Executive Officer     0                  -                    50,000/75,000          $12,500/$18,750
-------------------------------------------------------------------------------------------------------------------
Michael Osso
   President                   0                  -                  200,000/150,000          $ 4,200,000/$31,250
-------------------------------------------------------------------------------------------------------------------
Jeffrey A. Rinde
   Chief Financial Officer     0                  -                  200,000/150,000          $200,000/$37,500
-------------------------------------------------------------------------------------------------------------------

* Based on the closing sale price of Common Stock reported by the Nasdaq Stock Market OTC Bulletin Board as of June 30, 1998, which was $2.25 per share, less exercise price payable by optionees.

STOCK OPTION AND INCENTIVE PLANS

         In December 1997, the Company adopted the DelSoft Consulting, Inc. Stock Option Plan (the "Stock Option Plan") to provide key employees, officers and directors an opportunity to own Common Stock of the Company and to provide incentives for such persons to promote the financial success of the Company. Pursuant to the Stock Option Plan, the Board of Directors of the Company is authorized to grant to its key executives, other members of management and directors incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company's common stock. Under the Stock Option Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than ten percent of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant). The maximum term of an option may not exceed ten years.

         In July 1996, the Company adopted the Executive Incentive Compensation Plan (the "Incentive Plan") that was administered by the Company's Board of Directors. Under the terms of the Incentive Plan, a participant earned incentive compensation, which was payable in cash and/or common stock of the Company, based on a formula that took into consideration the percentage increase in the Company's billable hours, gross revenues and profitability over the corresponding amounts in the preceding fiscal year. Incentive compensation was limited to 80% of a participant's base salary for the year. The Incentive Plan was rescinded on July 1, 1997, because the Board of Directors decided that the plan placed an undue financial strain on the Company.

EMPLOYMENT AGREEMENTS

         The Company has entered into an Employment Agreement with Mr. Osso, dated August 5, 1997, pursuant to which Mr. Osso agreed to serve as President of the Company for a term of four years commencing on September 1, 1997, and for additional one year terms unless the Company elects not to extend the term. In consideration for his services as President, Mr. Osso will receive on an annual basis, (i) a base salary of not less than $130,000, subject to an annual increase of 5%, (ii) options to purchase 25,000 shares of the Company's Common Stock at a price equal to the fair market value of the Common Stock on the date such options are granted, and (iii) a bonus for any month in which the Company bills 15,000 hours or more. The Employment Agreement contains covenants against competition, solicitation and a confidentiality agreement. On April 1, 1998, Mr. Osso's base salary was increased to $200,000.

         The Company has entered into an Employment Agreement with Mr. Choksey, dated July 1, 1996, pursuant to which Mr. Choksey agreed to serve as Vice President of Sales of the Company for a term of five years commencing on July 1, 1996, and for additional one year terms unless the Company elects not to extend the term. In consideration for his services as Vice President, Mr. Choksey will receive, (i) a base salary of not less than $95,000 per year ($65,000 for 1996), subject to an annual increase of 5%, and (ii) a bonus for any month in which the Company bills 15,000 hours or more. The Employment Agreement contains covenants against competition and solicitation and a confidentiality agreement.

         The Company has entered into an Employment Agreement with Mr. Rinde, dated July 1, 1996, pursuant to which Mr. Rinde agreed to serve as General Counsel and Chief Financial Officer of the Company for a term of five years commencing on January 1, 1997, and for additional one year terms unless the Company elects not to so extend the term. In consideration for his services as General Counsel and Chief Financial Officer, Mr. Rinde will receive on an annual basis, (i) a base salary of $111,500, subject to an annual increase of 5%, (ii) options to purchase 50,000 shares of the Company's Common Stock at a price equal to the fair market value of the Common Stock on the date of exercise, and (iii) a bonus for any month in which the Company bills 15,000 hours or more. The Employment Agreement contains covenants against competition and solicitation and a confidentiality agreement. On November 1, 1998, Mr. Rinde's base salary was increased to $181,000.

         The Company has entered into a Consulting Agreement with Mr. Rosemeyer, dated September 1, 1997. Under the agreement, the Company has agreed to pay Mr. Rosemeyer (i) $288,000 over a period of 24 months in consecutive equal monthly installments of $12,000, (ii) any amount due and owing as of June 30, 1997 pursuant to the Company's Executive Incentive Compensation Program, and (iii) a commission in the amount equal to 10% of the gross sales price for any sale of the Company's hyperdate methodology made by Mr. Rosemeyer on behalf of the Company. The Company also agreed to grant to Mr. Rosemeyer, on an annual basis for a period of four years, an option to purchase 25,000 shares of Common Stock in accordance with the Company's Stock Option Plan. In consideration for the payments and options, Mr. Rosemeyer agreed to provide up to 10 hours of services per week during the term of the Agreement. The Consulting Agreement contains covenants against competition and solicitation and a confidentiality agreement. Mr. Rosemeyer was employed by Bridgton, which engages in a business similar to the Company's, at the time the Consulting Agreement was entered into. The Company has consented to, and has waived its rights under the covenant against competition with respect to such employment.

         The Company has entered into a Consulting Agreement with Mr. Giacchino, dated June 18, 1997. Under the agreement, the Company agreed to pay Mr. Giacchino (i) $80,000 in 16 equal installments in accordance with the Company's normal payroll practices and (ii) any commissions and amounts payable pursuant to the Company Executive Incentive Compensation Program due and owing as of June 1997. The Company also agreed to grant to Mr. Giacchino, on an annual basis for a period of four years, an option to purchase 25,000 shares of Common Stock in accordance with the Company's Stock Option Plan. In consideration for the payments and options, Mr. Giacchino agreed to provide up to 10 hours of services per week during the term of the Agreement. The Consulting Agreement contains covenants against competition and solicitation, and a confidentiality agreement. Mr. Giacchino was employed by Bridgton, which engaged in a business similar to the Company's, at the time the Consulting Agreement was entered into. The Company has consented to, and has waived its rights under the covenant against competition with respect to such employment. On October 1, 1997, Mr. Giacchino rejoined the Company as a full-time employee, and he no longer receives payments under the consulting agreement.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         Jerry Rosemeyer and Ben Giacchino, who together own approximately 48% of the issued and outstanding Common Stock, are officers, directors and controlling shareholders of Bridgton. The Company and Bridgton occupy the same office facilities, and Bridgton is in the same business as the Company and deals with many of the same customers and vendors. Michael Osso and Adil Choksey were also previously employed by Bridgton.

         During the period from July 1996 through March 1998, the Company billed Bridgton a total of $560,000 for the services of its programmers and engineers and realized a gross profit of approximately $101,000; and Bridgton billed the Company approximately $728,000 for the services of its programmers and engineers and, based on information provided by the management of Bridgton, realized a gross profit of approximately $172,000. Bridgton also billed the Company approximately $131,000 for reimbursement of overhead expenses. As of March 31, 1998, Bridgton owed the Company approximately $8,200, which was included in accounts receivable in the accompanying balance sheet.

         In June 1997, the Company recorded the purchase of various items of office equipment from Bridgton in the amount of $9,989. This equipment was originally purchased by Bridgton from Mr. Giacchino at the same price.

         Bridgton ceased further business operations in February 1998.


ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of the Company consists of 100,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, par value $1.00 per share of which 11,259,149 shares of Common Stock and no shares of preferred stock were issued and outstanding on September 30, 1998. As of September 30, 1998, there were 398 holders of record of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable. Holders of the Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and the holders of the Common Stock exclusively possess all voting power. The articles of incorporation do not provide for cumulative voting in the election of directors. The holders of Common Stock are entitled to such dividends as may be declared from time to time by the board of directors from funds available therefor, and upon liquidation they are entitled to receive pro rata all assets of the Company available for distribution to such holders. The holders of Common Stock have no preemptive rights.


The Company's common shares are "penny stock" as defined by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules and therefore make it more difficult to sell those shares.

         DelSoft's articles of incorporation and bylaws do not contain any provision that would delay, defer or prevent a change in control.

                             PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Common Stock has been traded in the over-the-counter market and quoted under the symbol "DSFT" since April 1997. The following table sets forth, for the periods indicated, the high and low bid information for the Common Stock. As of September 30, 1998, there were approximately 398 holders of record of the Common Stock.

                                                   Price Range
                                                   -----------
                                                High           Low
                                                ----           ---
Quarter Ended September 30, 1998                3.20          1.75

YEAR ENDED JUNE 30, 1998
       Fourth Quarter (through June 15)         2.31          1.34
       Third Quarter                            2.25          1.50
       Second Quarter                          10.375         6.25
       First Quarter                           10.875         5.34375

YEAR ENDED JUNE 30, 1997

       Fourth Quarter (from April 28)           7.375         5.00

         The high and low bid information provided above are those reported by the Nasdaq Stock Market OTC Bulletin Board. The quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.


         The Company has no current plan to register any shares of Common Stock for sale to the public. Of the 11,259,149 shares of Common Stock outstanding as of September 30, 1998 8,354,936 shares are subject to the limitations of Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who holds shares of restricted securities as to which a minimum of one year has elapsed since the latter of the date of acquisition from the issuer or from an affiliate of the issuer, and any person who is an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock of the Company (approximately 110,966 shares as of September 30, 1998) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the issuer. Under Rule 144, however, a person who holds restricted securities as to which a minimum of two years has elapsed since their acquisition from the issuer or an affiliate of the issuer and who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the issuer is free to sell such shares without regard to the volume, manner of sale and certain other limitations contained in Rule 144.

         The Company has not declared or paid any cash dividends since its organization. The credit facility with Emergent Financial Group prohibits the Company from declaring or paying any cash or other dividends or distributions on any of its corporate stock (other than stock dividends) while there is an outstanding balance.

WARRANTS AND OPTIONS

         In April 1998, the Company granted options to purchase 87,500 of the Company's Common Stock to Randy Hitchcock of American Computer Company. The options have the exercise price of $1.25 and expire in April 2003.

         In March 1998, the Company granted Barry Kaplan Associates an option to purchase up to 100,000 shares of Common Stock as partial consideration for certain consulting services provided under a Consulting Agreement dated February 20, 1998. The options have the following exercise prices: $1.50 for the first 25,000 shares, $2.00 for the second 25,000 shares, $2.50 for the third 25,000 shares and $3.00 for the last 25,000 shares. None of the options are exercisable prior to March 15, 1998, and options not exercised on or before April 30, 2001 are rendered null and void.

         As of September 30, 1998, options to purchase an aggregate of 1,789,500 shares of Common Stock had been granted under the Stock Option Plan, of which options to purchase an aggregate of 86,000 shares of Common Stock had been canceled due to the termination of a certain employee's employment. As of September 30, 1998, none of the foregoing options had been exercised.

         As of September 30, 1998, the Company has outstanding a warrant which entitles James Owen to purchase 15,000 shares of Common Stock at $1.00 per share.

ITEM 2.  LEGAL PROCEEDINGS.

         An action entitled HAS, INC. V. BRIDGTON, INC., ET. AL., Civil Action No. IP98-0167 C was filed on February 6, 1998 in the United States District Court for the Southern District of Indiana, Indianapolis Division. The plaintiffs named the Company as a co-defendant. The plaintiff alleges that the Company tortiously interfered with the plaintiff's contracts with Bridgton, causing Bridgton to breach such contracts, and that the Company tortiously interfered with the plaintiff's business relationship with one of plaintiff's clients by placing computer consultants with the plaintiff's clients. The complaint seeks compensatory and punitive damages and other relief. The Company believes such claim is baseless and intends to defend itself vigorously.

         The Company is, from time to time, a party to litigation arising in the normal course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial position or results of operations of the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES.

         Effective as of December 31, 1997, the Company's board of directors dismissed Allen P. Fields, CPA and appointed J.H. Cohn LLP as the Company's independent public accountants. The report of Allen P. Fields, CPA on the Company's financial statements as of June 30, 1997 did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope or accounting principles. In connection with the audit for the period from July 31, 1996 (date of inception) to June 30, 1997 and through December 31, 1997, there were no disagreements with Allen P. Fields, CPA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure at the time of the change of independent public accountants or with respect to the Company's financial statements. Prior to retaining J.H. Cohn LLP, the Company had not consulted J.H. Cohn LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The Company issued 375,000 shares of Common Stock to NYE 2000 Systems, Inc. as part of the consideration for the NYE 2000 software tool and related rights purchased by the Company pursuant to a certain Purchase Agreement, dated May 15, 1998. There were no underwriters involved in the sale, and no commissions were paid in connection with the sale. The sale was exempt from registration under Section 4(2) of the Securities Act. NYE 2000 Systems, Inc. was a sophisticated investor and had available to it a copy of the Company's filed Form 10SB.

         On May 22, 1998, the Company sold 533,333 newly issued shares of Common Stock to Merchant Services Group, Inc. for $500,000 ($0.938 per share). There were no underwriters involved in the sale, and no commissions were paid in connection with the sale. The sale was exempt from registration under Rule 504 promulgated under the Securities Act.

         On April 13, 1998, the Company issued 162,500 shares of Common Stock in a restricted stock agreement with Randy Hitchcock in connection with a purchase of certain assets of his business, American Computer Company. The Company also paid $90,000 and issued to him options to purchase 87,500 shares of Common Stock as part of the consideration in that transaction. In connection with this transaction, Mr. Hitchcock was provided access to the Company's financial statements and business plans. Through a prior business relationship with the Company, he was familiar with the Company's business and customers. The Company believes Mr. Hitchcock was adequately sophisticated to make an investment in the Company under the exemption from registration provided under Section 4(2) of the Securities Act.

         In March 1998, the Company issued options to purchase up to 100,000 shares of Common Stock to Barry Kaplan Associates in consideration of consulting services performed for the Company. The Company believes the principals of Barry Kaplan Associates were sophisticated investors, and they were provided with financial statements of the Company, business summaries of the Company and a copy of the Company's Rule 15c2-11 Disclosure Statement. The Company is claiming an exemption from registration of the issuance of the options under Section 4(2) of the Securities Act.


         On November 25, 1997, the Company issued 100,000 shares of Common Stock to Millennium Holdings Group, Inc. as consideration for certain consulting services provided under a Consulting Agreement dated October 22, 1997. There were no underwriters involved in the sale, and no commissions were paid in connection with the sale. The Company believes Millennium Holdings Group, Inc. was a sophisticated investor, and the Company provided this investor with information about the Company to the extent requested by the investor and as the Company deemed adequate for an exemption from registration under Section 4(2) of the Securities Act.


         On June 23, 1997, DelSoft sold 75,000 newly issued shares of Common Stock to Mark Yagalla for $250,000 ($3.33 per share). There were no underwriters involved in the sale, and no commissions were paid in connection with the sale. Mark Yagalla was an accredited investor and the Company claims that the sale was exempt from registration under Section 4(2) of the Securities Act.

         In connection with a loan to the Company made by James Owen in December 1996, the Company issued to Mr. Owen in early 1997 a warrant to purchase up to 15,000 shares of its Common Stock. The Company had reason to believe Mr. Owen was an accredited investor at the time of the transaction, and the Company claims an exemption from registration under Section 4(2) of the Securities Act.

         The Company merged with Pyke Corp., a Delaware corporation, on December 12, 1996, and in connection therewith issued 1,713,316 shares of its Common Stock to Pyke's 418 shareholders. The value of Pyke Corp. was determined to be $10,279 based upon its sole asset, a cash balance of that amount. The Company determined that it was eligible for an exemption from registration under Rule 504 at that time and claims that exemption for this merger. Cyber Capital Corp. assisted the Company in identifying and consummating the merger with Pyke.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's articles of incorporation eliminate or limit the personal liability of the directors to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care, to the maximum extent permitted by Georgia law.

         Under Section 14-2-851 of the Georgia Business Corporation Code (the "Code"), a corporation is authorized to indemnify, or obligate itself to indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding (or, if the proceeding is by or in the right of the corporation, the reasonable expenses incurred by the director in connection with the proceeding) if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the corporation and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful, in each case as determined pursuant to Section 14-2-855 of the Code by the board of directors,special legal counsel or the shareholders. To the extent that a director is successful, on the merits or otherwise, in the defense of such proceeding, indemnification by the corporation is mandatory under Section 14-2-852 of the Code with respect to the reasonable expenses incurred by the director in connection with the proceeding. A corporation may not indemnify a director, however, in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

         Under Section 14-2-857 of the Code, an individual who is made a party to a proceeding because he is or was an officer of the corporation is entitled to indemnification by the corporation against any reasonable expenses incurred by the director in connection with the proceeding, to the extent the officer is successful, on the merits or otherwise, in the defense of such proceeding. The corporation may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent consistent with public policy.

                           DELSOFT CONSULTING, INC.


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                                                                          PAGE
                                                                         ------

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS                                 F-2/3

BALANCE SHEET
  JUNE 30, 1998                                                             F-4

STATEMENTS OF INCOME
  YEARS ENDED JUNE 30, 1998 AND 1997                                        F-5

STATEMENTS OF STOCKHOLDERS' EQUITY
  YEARS ENDED JUNE 30, 1998 AND 1997                                        F-6

STATEMENTS OF CASH FLOWS
  YEARS ENDED JUNE 30, 1998 AND 1997                                        F-7

NOTES TO FINANCIAL STATEMENTS                                            F-8/21

CONDENSED BALANCE SHEET
  SEPTEMBER 30, 1998 (Unaudited)                                           F-22

CONDENSED STATEMENTS OF OPERATIONS
  THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (Unaudited)               F-23

CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
  THREE MONTHS ENDED SEPTEMBER 30, 1998 (Unaudited)                        F-24

CONDENSED STATEMENTS OF CASH FLOWS
  THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997 (Unaudited)               F-25

NOTES TO CONDENSED FINANCIAL STATEMENTS (Unaudited)                     F-26/30


                                 *     *     *

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Board of Directors and Stockholders
Delsoft Consulting, Inc.


We have audited the accompanying balance sheet of Delsoft Consulting, Inc. as of June 30, 1998, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delsoft Consulting, Inc. as of June 30, 1998, and its results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                       J. H. COHN LLP


Roseland, New Jersey

August 5, 1998

                     REPORT OF CERTIFIED PUBLIC ACCOUNTANT
                     -------------------------------------


To the Board of Directors and Stockholders
Delsoft Consulting, Inc.


I have audited the accompanying statements of income, stockholders' equity and cash flows of Delsoft Consulting, Inc. for the year ended June 30, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Delsoft Consulting, Inc. for the year ended June 30, 1997, in conformity with generally accepted accounting principles.



                                       Allen Field, CPA

Atlanta, Georgia
September 19, 1997

                            DELSOFT CONSULTING, INC.


                                 BALANCE SHEET
                                 JUNE 30, 1998


                                     ASSETS
                                     ------

Current assets:
  Cash and cash equivalents                                                 $  313,451
  Accounts receivable, net of allowance for doubtful accounts of $10,000     1,183,394
  Deferred tax assets                                                           13,000
  Other current assets                                                          20,556
                                                                            ----------
      Total current assets                                                   1,530,401
Equipment and furnishings, net of accumulated depreciation of $47,829          232,296
Intangible assets, net of accumulated amortization of $53,556                1,397,168
Other assets                                                                    20,602
                                                                            ----------
      Total                                                                 $3,180,467
                                                                            ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
  Current portion of long-term debt                                         $   38,134
  Accounts payable                                                             199,514
  Accrued compensation and other liabilities                                   463,917
  Income taxes payable                                                         180,346
                                                                            ----------
      Total current liabilities                                                881,911
Long-term debt, net of current portion                                          85,014
Deferred tax liabilities                                                           800
                                                                            ----------
      Total liabilities                                                        967,725
                                                                            ----------
Commitments and contingencies

Stockholders' equity:
  Common stock, no par value; 100,000,000 shares authorized;
    11,159,149 shares issued and outstanding                                 2,775,652
  Retained earnings                                                            374,590

  Unearned compensation                                                       (937,500)
                                                                            ----------
      Total stockholders' equity                                             2,212,742
                                                                            ----------
      Total                                                                 $3,180,467
                                                                            ==========

See Notes to Financial Statements.

                            DELSOFT CONSULTING, INC.

                              STATEMENTS OF INCOME
                       YEARS ENDED JUNE 30, 1998 AND 1997

                                                             1998              1997
                                                         -----------        ----------
Gross revenues                                           $11,020,278        $6,124,133
Direct project costs                                       8,094,640         4,784,351
                                                         -----------        ----------
Net revenues                                               2,925,638         1,339,782
                                                         -----------        ----------
Expenses:
  Selling, general and administrative expenses             2,074,441         1,188,416
  Interest expense                                           137,147            15,684
  Write-off of capitalized software development costs        135,963
                                                         -----------        ----------
      Totals                                               2,347,551         1,204,100
                                                         -----------        ----------

Income before income taxes                                   578,087           135,682

Provision for income taxes                                   277,979            61,200
                                                         -----------        ----------

Net income                                               $   300,108        $   74,482
                                                         -----------        ----------

Basic earnings per share                                 $       .03       $       .01
                                                         ===========       ===========

Basic weighted average common shares outstanding          10,146,767        10,013,316
                                                         ===========       ===========

See Notes to Financial Statements.

                           DELSOFT CONSULTING, INC.

                      STATEMENTS OF STOCKHOLDERS' EQUITY
                      YEARS ENDED JUNE 30, 1998 AND 1997

                                                   Common Stock
                                             -------------------------      Stock                                        Total
                                              Number of                   Subscription    Retained     Unearned       Stockholders'
                                               Shares        Amount        Receivable     Earnings    Compensation       Equity
                                             ----------    -----------    ------------    --------    ------------    -------------
Initial issuance of shares                    8,300,000     $      498                                                  $      498

Issuance of shares in connection with
  acquisition                                 1,713,316         10,279                                                      10,279

Subscription for purchase of 75,000 shares                     250,000       $(250,000)

Net income                                                                                $ 74,482                          74,482
                                             ----------     ----------       ---------    --------                      ----------
Balance, June 30, 1997                       10,013,316        260,777        (250,000)     74,482                          85,259

Issuance of shares upon receipt of pro-
  ceeds from subscriptions receivable            75,000                        250,000                                     250,000

Issuance of compensatory stock options                         937,500                                 $(937,500)

Proceeds from sales of shares, net of
  expenses of $45,000                           533,333        455,000                                                     455,000

Issuance of shares in connection with
  acquisitions                                  537,500      1,122,375                                                   1,122,375

Net income                                                                                 300,108                         300,108
                                             ----------     ----------       ---------    --------     ---------        ----------
Balance, June 30, 1998                       11,159,149     $2,775,652       $       -    $374,590     $(937,500)       $2,212,742
                                             ==========     ==========       =========    ========     =========        ==========


See Notes to Financial Statements.

                           DELSOFT CONSULTING, INC.

                           STATEMENTS OF CASH FLOWS
                      YEARS ENDED JUNE 30, 1998 AND 1997

                                                                    1998        1997
                                                                 ----------  ----------
Operating activities:
  Net income                                                     $ 300,108   $  74,482
  Adjustments to reconcile net income to net cash provided by
    (used in) operating activities:
    Depreciation of equipment and furnishings                       42,417       9,967
    Amortization of intangible assets                               53,556
    Provision for bad debts                                          6,750       3,750
    Loss on sale of equipment                                       14,429
    Write-off of capitalized software costs                        135,963
    Deferred income taxes                                          (61,700)     49,500
    Changes in operating assets and liabilities:
      Accounts receivable                                         (324,370)   (869,524)
      Other current assets                                           8,812     (29,368)
      Other assets                                                  (5,281)    (15,321)
      Accounts payable                                            (185,472)    384,986
      Accrued compensation and other liabilities                   178,761     285,156
      Income taxes payable                                         168,646      11,700
                                                                 ---------   ---------
        Net cash provided by (used in) operating activities        332,619     (94,672)
                                                                 ---------   ---------
Investing activities:
  Net cash received as a result of acquisition                                  10,279
  Capital expenditures                                             (63,966)    (85,393)
  Proceeds from sale of equipment                                   29,837
  Capitalized software development costs                                      (135,963)
  Purchases of intangible assets                                  (328,349)
                                                                 ---------   ---------
        Net cash used in investing activities                     (362,478)   (211,077)
                                                                 ---------   ---------
Financing activities:
  Net proceeds from (repayments of) line of credit borrowings     (489,316)    489,316
  Proceeds from long-term borrowings                                            15,000
  Repayments of long-term borrowings                               (69,888)     (1,551)
  Net proceeds from issuances of common stock                      705,000         498
                                                                 ---------   ---------
        Net cash provided by financing activities                  145,796     503,263
                                                                 ---------   ---------

Net increase in cash and cash equivalents                          115,937     197,514

Cash and cash equivalents, beginning of period                     197,514           -
                                                                 ---------   ---------

Cash and cash equivalents, end of period                         $ 313,451   $ 197,514
                                                                 =========   =========
Supplemental disclosure of cash flow data:
  Interest paid                                                  $ 133,771   $  14,934
                                                                 =========   =========

  Income taxes paid                                              $ 171,033
                                                                 =========


See Notes to Financial Statements.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Business and summary of accounting policies:

         Business:

           Delsoft Consulting, Inc. (the "Company") provides customized software solutions, system integration and development services to large commercial enterprises throughout the United States primarily under short-term contracts or subcontracts. The Company, which was incorporated on July 1, 1996, uses June 30 as its fiscal year end; accordingly, the period from its inception on July 1, 1996 to June 30, 1997 was its initial fiscal year.


         Use of estimates:

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


         Revenue recognition:

           Revenues are generally recognized as services are provided.


         Cash equivalents:

           Cash equivalents include all highly liquid investments with a maturity of three months or less when acquired.


         Allowance for Doubtful Accounts:

           The Company establishes an allowance for uncollectible trade accounts receivable based on historical collection experience and management's evaluation of collectibility of outstanding accounts receivable. The allowance for doubtful accounts was $10,000 as of June 30, 1998.

         Equipment and furnishings:

           Equipment and furnishings are stated at cost, net of accumulated depreciation. Provision is made for depreciation of equipment and furnishings under the straight-line method by annual charges to operations over their estimated useful lives.


         Software development costs:

           Pursuant to Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, the Company is required to charge the costs of creating a computer software product to research and development expense as incurred until the technological feasibility of the product has been established; thereafter, all related software development and production costs are required to be capitalized.

           Commencing upon the initial release of a product, capitalized software development costs and any costs of related purchased software are generally required to be amortized over the estimated economic life of the product based on current and estimated future revenues. Thereafter, capitalized software development costs and costs of purchased software are reported at the lower of unamortized cost or estimated net realizable value. Due to the inherent technological changes in the software development industry, estimated net realizable values or economic lives may decline and, accordingly, the amortization period may have to be accelerated.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Business and summary of accounting policies (continued):

         Software development costs (concluded):

           During fiscal 1997, the Company was required to capitalize $135,963 of software development costs related to a software product that it evaluated as technologically feasible. However, as of June 30, 1998, the Company had not been able to market the product and management estimated that as of that date the product did not have any net realizable value; accordingly, the related capitalized software development costs of $135,963 were written off in 1998.

           Charges to research and development expenses for software development costs incurred prior to the establishment of technological feasibility were not material in 1998 and 1997.


         Advertising:

           The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations were not material during 1998 and fiscal 1997.


         Intangible assets:

           Intangible assets are comprised of costs in excess of net assets of acquired businesses that are being amortized on a straight-line basis over estimated useful lives of five years. The Company periodically evaluates the recoverability of its intangible assets and measures the amount of impairment, if any, by assessing, among other things, the market and economic conditions related to, and the current and estimated future levels of income and cash flows to be generated by, the acquired businesses.


         Stock split:

           All references to numbers of shares and per share amounts in these notes and the accompanying financial statements have been retroactively restated for a 9-for-1 stock split effected in the form of a dividend by the Company in November 1996.


         Earnings per share:

           The Company has presented "basic" earnings per share in the accompanying statements of income in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). SFAS 128 also requires the presentation of "diluted" earnings per share if the amount differs from basic earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during each period. The calculation of diluted earnings per share is similar to that of basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all potentially dilutive common shares, such as those issuable upon the exercise of stock options and warrants, were issued during the period.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Business and summary of accounting policies (continued):

         Earnings per share (concluded):

           The weighted average number of common shares outstanding used in computing basic earnings per share was 10,146,767 and 10,013,316 in 1998 and 1997, respectively, which includes the 1,713,316 shares issued in connection with the acquisition of Pyke Corp. ("Pyke") in November 1996 (see Note 3) as if they had been outstanding from July 1, 1996.

           For the purpose of computing diluted earnings per share, the assumed exercise of all of the Company's outstanding stock options and warrants and the application of the treasury stock method in 1998 would result in an increase in the weighted average number of common shares outstanding to 11,954,917; however, diluted earnings per share would be $.03, which is the same as basic earnings per share. The assumed exercise of all of the Company's outstanding stock options and warrants and the application of the treasury stock method in 1997 would have had an insignificant effect on the weighted average number of common shares outstanding and no effect on earnings per share. Accordingly, diluted earnings per share amounts have not been presented in the accompanying statements of income.


         Stock options:

           In accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), the Company will recognize compensation costs as a result of the issuance of stock options based on the excess, if any, of the fair value of the underlying stock at the date of grant or award (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. Therefore, the Company will not be required to recognize compensation expense as a result of any grants of stock options at an exercise price that is equivalent to or greater than fair value. The Company will also make pro forma disclosures, as required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), of net income or loss as if a fair value based method of accounting for stock options had been applied instead if such amounts differ materially from the historical amounts.


         Income taxes:

           The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities be computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Business and summary of accounting policies (concluded):

         Other recent accounting pronouncements:

           The Financial Accounting Standards Board (the "FASB") has issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which could require the Company to make additional disclosures in its financial statements no later than for the year ending June 30, 1999. SFAS 131 requires disclosures for each segment of a business and the determination of segments based on its internal management structure. Management is in the process of evaluating whether SFAS 131 will require the Company to make any additional disclosures.

           The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("ACSEC") has issued Statement of Position No. 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"), which could require the Company to revise certain accounting measurements and make additional disclosures in its financial statements no later than for the year ending June 30, 1999. SOP 98-1 defines internal use software and modifies previous standards related to the capitalization, amortization and write-off of costs related to the development of such software. Management believes that the Company's measurements and disclosures already substantially comply with those required by SOP 98-1.

           The FASB and ACSEC had issued certain other pronouncements as of June 30, 1998 that will become effective in subsequent periods; however, management does not believe that any of those pronouncements will effect any financial accounting measurements or disclosures the Company will be required to make.


Note 2 - Equipment and furnishings:

         Equipment and furnishings consisted of the following as of June 30, 1998:

                                                      Range of
                                                      Estimated
                                                        Useful
                                                        Lives        Amount
                                                      ---------     --------
           Equipment                                  3-7 years     $ 73,597
           Furnishings                                  7 years       26,523
           Automobiles                                  5 years      180,005
                                                                    --------
                                                                     280,125
           Less accumulated depreciation                              47,829
                                                                    --------
              Total                                                 $232,296
                                                                    ========

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 2 - Equipment and furnishings (concluded):

         Depreciation of equipment and furnishings amounted to $42,417 and $9,967 in 1998 and 1997, respectively.

         During 1998 and 1997, the Company purchased equipment at a cost of, and issued long-term obligations in the principal amount of, $158,352 and $21,235, respectively. These noncash transactions are not reflected in the accompanying statements of cash flows.


Note 3 - Acquisitions of businesses:

         Merger with Pyke in 1997:

           On November 13, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Pyke. Under the Merger Agreement, the Company issued 1,713,316 shares of its common stock to the stockholders of Pyke to acquire all of the shares of Pyke's common stock then outstanding and Pyke was merged with the Company (the "Merger"). At the time of the Merger, Pyke was a publicly-traded shell corporation with no previous operations of a commercial nature. Pyke had a cash balance of $10,279 and no other assets or liabilities.

           The acquisition was accounted for as a purchase that was effective as of November 13, 1996. Since Pyke did not have any operations prior to the date of the Merger and there was no market for the shares of common stock that were exchanged, the shares issued by the Company were valued at Pyke's net asset value of $10,279 as of the date of the Merger. Information as to the unaudited pro forma results of operations of the Company and Pyke assuming the Merger had been consummated on July 1, 1996 has not been presented because such information would not differ materially from the information in the accompanying 1998 and 1997 historical statements of income of the Company.


         Acquisitions in 1998:

           On April 13, 1998, the Company acquired a recruiting business for technology consultants, including a database containing certain proprietary information regarding the names and "skillsets" of certain information technology consultants, from its sole proprietor. The consideration paid by the Company for this acquisition consisted of a cash payment of $90,000; the issuance of 162,500 shares of common stock valued by the Company at $314,844, or $1.9375 per share (the closing market price for the shares on April 13, 1998); and options for the purchase of 87,500 shares at $1.25 per share, which were valued at $57,531 based on the Black-Scholes option-pricing model allowable under the provisions of SFAS 123. The seller also entered into an employment agreement with the Company (see Note 11). The sole proprietorship did not have any sales or significant expenses prior to, or any significant tangible assets as of, the date of acquisition.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 3 - Acquisitions of businesses (continued):

         Acquisitions in 1998 (continued):

           On May 15, 1998, the Company acquired NYE 2000 Systems, Inc. ("NYE 2000"), a Canadian development stage company that had developed a technologically feasible software product that will convert other software into programs that are "Year 2000" compliant. The consideration initially paid by the Company for this acquisition consisted of a cash payment of $210,000 and the issuance of 375,000 shares of common stock valued by the Company at $750,000, or $2.00 per share (the closing market price for the shares on May 15, 1998). The Company is also contingently obligated to make additional cash payments to the sellers based on future sales, as defined, during any period in which the Company is the licensor or user of the software conversion product. The sellers also entered into employment agreements with the Company (see Note 11). NYE 2000 did not have any sales or significant expenses prior to, or any significant tangible assets as of, the date of acquisition.

           The acquisitions were accounted for as purchases and, accordingly, the results of operations of each of the acquired businesses have been included in the accompanying statements of income from the respective dates of acquisition. The total initial costs of the acquisitions are summarized below:

              Cash payments to sellers                            $  300,000

              Payments for acquisition costs                          28,349
                                                                  ----------
                   Total cash payments                               328,349

              Fair value of 537,500 shares and options for the
                purchase of 87,500 shares of common stock
                issued to sellers                                  1,122,375
                                                                  ----------
                   Total costs of acquisitions                    $1,450,724
                                                                  ==========

           Since the acquired companies did not have any significant tangible assets as of the respective dates of acquisition, the initial costs of the acquisitions represented costs in excess of net assets acquired, which were allocated to intangible assets and, accordingly, are being amortized from the date of acquisition based on an estimated useful life of five years. Amortization of intangible assets amounted to $53,556 in 1998. Any additional contingent consideration paid by the Company in connection with the acquisition of NYE 2000 will be allocated to intangible assets and amortized over the remaining useful life of the asset.

           The issuances of common stock and options for the purchase of common stock valued at $1,122,375 as part of the consideration paid for the acquired businesses were noncash transactions that are not reflected in the accompanying 1998 statement of cash flows.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 3 - Acquisitions of businesses (concluded):

         Acquisitions in 1998 (concluded):

           Information as to the unaudited pro forma results of operations of the Company and the acquired businesses assuming their acquisitions had been consummated on July 1, 1996 has not been presented because such information would not differ materially from the information in the accompanying 1998 and 1997 historical statements of income.


Note 4 - Note payable to bank:

         At June 30, 1998, the Company had an unused line of credit under a revolving credit agreement with Emergent Financial Corp. that allowed maximum borrowings of $1,250,000. Any outstanding borrowings will bear interest, which will be payable monthly, at the higher of 1.5% above the prime rate or 7%, and will be secured by substantially all of the Company's assets.

         The revolving credit agreement contains certain restrictive covenants which, among other things, require the maintenance of certain financial ratios and limit payments of cash dividends and capital expenditures. The lender has agreed to waive certain of these covenants until July 1, 1999.


Note 5 - Long-term debt:

         As of June 30, 1998, long-term debt totaled $123,148 and consisted of equipment loans payable in monthly installments through February 2003 with interest at rates ranging from 8.15% to 8.95%; the loans were secured by equipment with a net book value that approximated the total outstanding balance.

         Principal payment requirements for long-term obligations in each of the five years subsequent to June 30, 1998 total $38,134 in 1999; $42,341 in 2000; $29,379 in 2001; $7,861 in 2002 and $5,433 in 2003.

         Management of the Company believes that the equipment loans had carrying values that approximated their fair values as of June 30, 1998 because the interest rates and other relevant terms of such financial instruments were the equivalent of those that the Company could have obtained for new loans as of that date.


Note 6 - Related party transactions:

         Certain stockholders, who owned more than 50% of the Company's common stock during 1998 and 1997 were also directors and former officers of the Company. These stockholders also owned a controlling interest in, and were officers and directors of, Bridgton Consulting, Inc. ("Bridgton"), which had conducted business activities that were similar to those of the Company prior to ceasing operations in February 1998. Bridgton and the Company had occupied the same office facilities.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 6 - Related party transactions (concluded):

         The Company billed Bridgton approximately $211,000 and $349,000 for the services of its programmers and engineers and realized a gross profit of approximately $38,000 and $63,000 on such billings during 1998 and 1997, respectively. Bridgton billed the Company approximately $322,000 and $406,000 for the services of its programmers and engineers and, based on information provided by the management of Bridgton, realized a gross profit of approximately $75,000 and $97,000 during 1998 and 1997, respectively. Bridgton also billed the Company approximately $50,000 and $81,000 during 1998 and 1997, respectively, to obtain reimbursement for the overhead expenses it incurred on behalf of the Company.

         During 1998, the Company paid a stockholder, who is also one of its directors, a fee of $45,000 for assistance in raising $500,000 through a private placement of common stock.


Note 7 - Provision for income taxes:

         The provision for income taxes in 1998 and 1997 consisted of the following:

                                                     1998      1997
                                                   ---------  -------
         Federal:
          Current provision                        $200,278   $ 8,300
          Deferred provision (credit)               (52,400)   42,000
                                                   --------   -------
           Totals                                   147,878    50,300
                                                   --------   -------

         State:
          Current provision                         139,401     3,400
          Deferred provision (credit)                (9,300)    7,500
                                                   --------   -------
           Totals                                   130,101    10,900
                                                   --------   -------

           Totals                                  $277,979   $61,200
                                                   ========   =======

         The provision for income taxes in 1998 and 1997 differs from the amount computed using the Federal statutory rate of 34% as a result of the following:

                                                     1998       1997
                                                     ----       ----
         Tax at Federal statutory rate                34%        34%
         State income taxes, net of Federal
           income tax effect                          15          2
         Effect of nondeductible expenses              6         11
         Other (primarily surtax exemptions)          (7)        (2)
                                                      --         --
         Effective tax rate                           48%        45%
                                                      ==         ==

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 7 - Provision for income taxes (concluded):

         At June 30, 1998, deferred tax assets and liabilities were attributable to the following:

         Deferred tax assets:
          Provision for doubtful accounts                $ 10,000
          Accrued state taxes                               3,000
                                                         --------
           Total                                           13,000
                                                         --------
         Deferred tax liabilities:
          Depreciation expense                            (15,000)
          Amortization expense                             14,200
                                                         --------
           Total                                             (800)
                                                         --------
           Net deferred tax assets                       $ 12,200
                                                         ========

Note 8 - Retirement plan:

         The Company sponsors a "401(k)" plan whereby eligible employees may defer a portion of their salary for Federal income tax purposes and accumulate retirement benefits. The Company may make additional contributions to the plan, subject to certain limitations, for the benefit of its employees on a discretionary basis. The Company did not make any contributions to the plan in 1998 and 1997.


Note 9 - Stock option plan:

         On July 1, 1996, the Board of Directors approved the Company's Stock Option Plan (the "Plan") whereby, subject to ratification of the Plan by the Company's stockholders, incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company's common stock may be granted to key executives, other members of management, other employees and directors of the Company. Under the Plan, the exercise price of all options must be at least 100% of the fair market value of the common stock on the date of grant (the exercise price of an incentive stock option for an optionee that holds more than ten percent of the combined voting power of all classes of stock of the Company must be at least 110% of the fair market value on the date of grant). The maximum term of an option may not exceed ten years. The actual term of each option and the manner of exercise are determined by the Board of Directors.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 9 - Stock option plan (continued):

         In addition to issuing options pursuant to the Plan, the Company issued options during 1998 for the purchase of 2,500,000 shares of common stock to certain executive officers that are exercisable at $.50 per share through February 2008. The options had a fair market value of $.875 per share on the date they were granted. Accordingly, the Company charged $937,500 to deferred compensation and additional paid-in capital in 1998 based on the number of shares that are subject to the options and the excess of the fair market value over the exercise price for each share (the balance of the unamortized deferred compensation is shown separately as a reduction of stockholders' equity in the accompanying balance sheet as of June 30, 1998). The deferred compensation will be amortized on a straight-line basis over the remainder of the term of each option.

         A summary of the status of the Company's options as of June 30, 1998 and 1997 and changes during the years then ended is presented below:

                                                    1998                1997
                                            -------------------   -----------------
                                            Weighted   Weighted
                                             Shares    Average    Shares   Average
                                               or      Exercise     or     Exercise
                                             Price      Price      Price    Price
                                           ----------  --------   -------  --------
           Outstanding, at beginning of
              year                           651,250     $2.00    651,250    $2.00
           Granted                         3,087,500       .75
           Canceled                          (86,000)     2.00
                                           ---------              -------
           Outstanding, at end of year     3,652,750     $ .95    651,250    $2.00
                                           =========     =====    =======    =====
           Options exercisable, at
              end of year                  3,002,500                    -
                                           =========              =======
           Weighted average fair value
              of options granted during
              the year                          $.66                 $.97
                                                ====                 ====

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 9 - Stock option plan (concluded):

         The following table summarizes information about fixed stock options outstanding at June 30, 1998:

                 Options Outstanding                 Options Exercisable
         ------------------------------------  --------------------------------
                                    Weighted
                                    Average
                                   Years of    Weighted                Weighted
                                   Remaining    Average                Average
          Exercise     Number     Contractual  Exercise     Number     Exercise
           Prices    Outstanding     Life       Price     Exercisable   Price
         ----------  -----------  -----------  ---------  -----------  --------
            $ .50     2,500,000       9.60       $ .50     2,500,000     $ .50
            $1.25        87,500       9.79        1.25                    1.25
            $1.75       225,000       9.75        1.75       225,000      1.75
            $2.00        50,000       9.00        2.00        50,000      2.00
            $2.00       125,000       9.17        2.00                    2.00
            $2.00       565,250       8.67        2.00       127,500      2.00
            $2.25       100,000       9.67        2.25       100,000      2.25
                      ---------                            ---------
         $.50-$2.25   3,652,750       9.45      $  .95     3,002,500     $ .74
         ==========   =========       ====      ======     =========     =====

         Since the Company has elected to continue to use the provisions of APB 25 in accounting for its stock options and the exercise price of all of the options granted approximated the fair market value at the date of grant other than the 2,500,000 options granted to the two executive officers in 1998 as described above, no earned or unearned compensation cost was recognized in the accompanying financial statements for stock options granted in 1998 and 1997. Had compensation cost for all of the other stock options granted in 1998 and 1997 been determined based on the fair value of the options at the grant date under the provisions of SFAS 123, the Company's net income and earnings per share would have been reduced from the amounts reported in the accompanying statements of income as shown below:

                                                        1998          1997
                                                    -----------    -----------
         Net income - as reported                   $   300,108    $    74,482
         Net income - pro forma                         122,700         44,452
         Basic weighted average common shares
           outstanding - as reported                 10,146,767     10,013,316
         Basic weighted average common shares
           outstanding - pro forma                   11,946,913     10,223,316

         Basic earnings per share - as reported     $       .03    $       .01

         Basic earnings per share - pro forma       $       .01    $         -

         The fair value of each option granted in 1998 and 1997 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6.3%; expected option lives of ten years; expected volatility of 16.0%; and expected dividends of 0%.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 10- Stock purchase warrants:

         On January 7, 1997, the Company issued two warrants to purchase an aggregate of 15,000 shares of common stock at $1.00 per share to a lender as part of the consideration for a loan made to the Company. The warrants became exercisable on the date they were issued and will expire on December 31, 1999. The estimated fair market value of the warrants on the date of issuance was not material.


Note 11- Commitments and contingencies:

         Consulting agreements:

           The Company has entered into a consulting agreement with one of its former officers (who was also a member of its Board of Directors) which obligates the Company to make aggregate payments of $144,000 in 1999 and $24,000 in 2000.


         Employment agreements:

           The Company has entered into employment agreements with three of its key executives which obligate the Company to make aggregate payments of approximately $337,000 in 1999, 2000 and 2001; and $77,000 in
           2002.

           During 1998, the Company entered into employment agreements with four employees in connection with its acquisitions (see Note 3) which obligate the Company to make aggregate payments of approximately $540,000 in 1999, plus bonuses based on certain types and levels of sales.


         Executive incentive compensation plan:

           On July 1, 1996, the Company adopted, and on July 1, 1997, the Company terminated, an executive incentive compensation plan (the "Incentive Plan") that was administered by the Company's Board of Directors. Under the terms of the Incentive Plan, a participant was going to earn incentive compensation, which would have been paid in cash and/or common stock of the Company, based on, among other things, the percentage increases in the Company's billable hours, gross revenues and profitability over the corresponding amounts applicable to the preceding fiscal year. Since fiscal 1997 was the base year and the Incentive Plan was terminated as of the beginning of fiscal 1998 by a resolution made by the Board of Directors dated April 24, 1998, no amounts have been or will be charged to compensation based on the terms of the Incentive Plan.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 11- Commitments and contingencies (continued):

         Leases:

           During the period from July 1, 1996 through December 20, 1996, the Company leased its office space for $1,000 per month from certain stockholders. During December 1996, the Company entered into agreements with an unrelated lessor whereby it temporarily leased
           office space on a month-to-month basis from   December 21, 1996
           through April 30, 1997 and moved into new office facilities on May 1, 1997 under a noncancelable operating lease which expires on April 30, 2000. The Company has a one-year renewal option. Minimum annual rental commitments under the noncancelable lease for periods after June 30, 1998 aggregate $59,322 which is payable as follows: $31,762 in 1999 and $27,560 in 2000. The lease also requires the Company to pay all operating expenses. Rent expense charged to operations under all of the leases aggregated $38,230 and $16,035 in 1998 and 1997, respectively.


         Venture capital agreement:

           On October 4, 1996, a venture capital group (the "Group") agreed to: assist the Company in finding and acquiring a publicly-traded shell company; assist the Company in obtaining the approvals necessary for the quotation and trading of the Company's common stock on the NASDAQ Bulletin Board; and, upon the completion of the acquisition and the commencement of quotation and trading of the Company's common stock, contribute $550,000 to the Company's capital or obtain equity financing totaling at least $550,000 for the Company. In exchange, the Company agreed to pay the Group $50,000 once the equity financing and the other services had been provided.

           As of June 30, 1997, the Group had assisted the Company in consummating the acquisition of Pyke, which had been a publicly traded shell company, and obtaining the necessary approvals for the quotation and trading of the Company's common stock on the NASDAQ Bulletin Board. The members of the Group had been stockholders of Pyke, and they or their nominees had received a total of 1,356,664 shares of the Company's common stock as a result of the Merger with Pyke. However, as of June 30, 1998, the Group had not fulfilled its commitment to provide the Company with $550,000 of equity financing. Management of the Company cannot provide any assurance that the Group will be able to fulfill its commitment, and it is considering what legal or equitable actions to take against the members of the Group.

                            DELSOFT CONSULTING, INC.

                         NOTES TO FINANCIAL STATEMENTS


Note 11- Commitments and contingencies (concluded):

         Concentrations of credit risk:

           Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company maintains its cash balances with high quality financial institutions. At times, such balances may exceed Federally insured limits.

           Approximately 67% and 68% of the Company's net revenues were derived from two customers during 1998 and 1997, respectively, who also accounted for approximately 60% of its accounts receivable balance at June 30, 1998. The Company closely monitors the extension of credit to its customers while maintaining appropriate allowances for potential credit losses. Accordingly, management does not believe that the Company was exposed to significant credit risk at June 30, 1998.


         Cancellation of shares:

           During 1998, the Company issued 100,000 shares of restricted common stock with a fair value of $405,000 to consultants who agreed to provide the Company with certain advertising and promotional services over a twelve month period commencing in April 1998. Initially, the Company recorded the value of the shares issued as a deferred charge that it intended to write-off over the expected service period. However, in the opinion of the management of the Company, the consultants failed to provide the agreed upon services. Accordingly, the Company considers the agreement to have been effectively terminated, and it reversed the deferred charge and reduced the number of shares outstanding. The Company will seek the actual cancellation of the shares.

         Litigation:

           The Company is a party to a number of lawsuits and claims arising out of the conduct of its business. While the ultimate outcome of these proceedings cannot be predicted with certainty, management believes the overall effect of these lawsuits will not be material to the Company's financial statements.


Note 12- Change in number of authorized shares:

         During 1998, the Board of Directors and stockholders approved an increase from 20,000,000 to 100,000,000 in the number of shares of common stock authorized for issuance by the Company.



                                    *     *     *

                           DELSOFT CONSULTING, INC.

                            CONDENSED BALANCE SHEET
                              SEPTEMBER 30, 1998
                                  (Unaudited)

                                ASSETS
                                ------
Current assets:
  Cash and cash equivalents                                       $  112,419
  Accounts receivable, net of allowance for doubtful
   accounts of $10,000                                             1,444,228
  Deferred tax assets                                                 51,600
  Prepaid income taxes                                                91,720
  Other current assets                                                28,120
                                                                  ----------
     Total current assets                                          1,728,087
Equipment and furnishings, net of accumulated
 depreciation of $62,094                                             218,031
Intangible assets, net of accumulated
 amortization of $126,092                                          1,324,632
Other assets                                                          67,086
                                                                  ----------
     Total                                                        $3,337,836
                                                                  ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities:
  Note payable to bank                                            $  548,436
  Current portion of long-term debt                                   39,701
  Accounts payable                                                   144,662
  Accrued compensation and other liabilities                         308,129
                                                                  ----------
     Total current liabilities                                     1,040,928

Long-term debt, net of current portion                                74,769

Deferred tax liabilities                                              17,200
                                                                  ----------
     Total liabilities                                             1,132,897
                                                                  ----------
Commitments and contingencies

Stockholders' equity:
  Common stock, no par value; 100,000,000 shares authorized;
   11,159,149 shares issued and outstanding                        2,775,652
  Retained earnings                                                  333,584
  Unearned compensation                                             (904,297)
                                                                  ----------
     Total stockholders' equity                                    2,204,939
                                                                  ----------
     Total                                                        $3,337,836
                                                                  ==========

See Notes to Condensed Financial Statements.

                            DELSOFT CONSULTING, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                 THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                  (Unaudited)

                                                         1998          1997
                                                     -----------    ----------
Gross revenue                                        $ 2,345,207   $ 2,318,557
Direct project costs                                   1,703,559     1,692,522
                                                     -----------    ----------
Net revenues                                             641,648       626,035
                                                     -----------     ---------
Expenses:
  Selling, general and administrative expenses           676,490       481,328
  Interest expense                                        20,364        35,927
                                                     -----------    ----------
    Totals                                               696,854       517,255
                                                     -----------    ----------
Income (loss) before provision (credit)
  for income taxes                                       (55,206)      108,780

Provision (credit) for income taxes                      (14,200)       37,932
                                                     -----------    ----------

Net income (loss)                                    $   (41,006)  $    70,848
                                                     ===========   ===========

Basic earnings (loss) per share                      $         -   $       .01
                                                     ===========   ===========

Basic weighted average common shares outstanding      11,159,149    10,080,164
                                                     ===========   ===========

See Notes to Condensed Financial Statements.

                            DELSOFT CONSULTING, INC.

                  CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY
                     THREE MONTHS ENDED SEPTEMBER 30, 1998
                                  (Unaudited)

                                              Common Stock
                                         ------------------------                                   Total
                                          Number of                  Retained      Unearned      Stockholders'
                                           Shares        Amount      Earnings    Compensation       Equity
                                         ----------    ----------    --------    ------------    -------------
Balance, July 1, 1998                    11,159,149    $2,775,652    $374,590      $(937,500)      $2,212,742
Amortization of unearned compensation                                                 33,203           33,203
Net loss                                                              (41,006)                        (41,006)
                                         ----------    ----------    --------      ---------       ----------
Balance, September 30, 1998              11,159,149    $2,775,652    $333,584      $(904,297)      $2,204,939
                                         ==========    ==========    ========      =========       ==========

See Notes to Condensed Financial Statements.

                            DELSOFT CONSULTING, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                 THREE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997
                                  (Unaudited)

                                                                             1998           1997
                                                                           ---------      ---------
Operating activities:
  Net income (loss)                                                        $ (41,006)     $  70,848
  Adjustments to reconcile net income (loss) to net cash provided by
     (used in) operating activities:
     Depreciation of equipment and furnishings                                16,081          7,542
     Amortization of intangible assets                                        72,536
     Amortization of unearned income                                          33,203
     Deferred income taxes                                                   (22,200)            33
     Changes in operating assets and liabilities:
       Accounts receivable                                                  (260,834)        63,011
       Prepaid income taxes                                                  (91,720)
       Other current assets                                                   (7,564)       (59,334)
       Other assets                                                          (46,484)          (309)
       Accounts payable                                                      (54,852)      (103,503)
       Accrued compensation and other liabilities                           (155,788)        17,182
       Income taxes payable                                                 (180,346)        37,948
                                                                           ---------      ---------
          Net cash provided by (used in) operating activities               (738,974)        33,418
                                                                           ---------      ---------
Investing activities - capital expenditures                                   (1,816)        (7,695)
                                                                           ---------      ---------
Financing activities:
  Net proceeds from (repayments of) line of credit borrowings                548,436       (338,126)
  Repayments of long-term borrowings                                          (8,678)       (15,816)
  Proceeds from issuances of common stock                                                   250,000
                                                                           ---------      ---------
          Net cash provided by (used in) financing activities                539,758       (103,942)
                                                                           ---------      ---------
Net decrease in cash and cash equivalents                                   (201,032)       (78,219)
Cash and cash equivalents, beginning of period                               313,451        197,514
                                                                           ---------      ---------
Cash and cash equivalents, end of period                                   $ 112,419      $ 119,295
                                                                           =========      =========
Supplemental disclosure of cash flow data:
  Interest paid                                                            $  17,503      $  32,946
                                                                           =========      =========

  Income taxes paid                                                        $ 280,066      $  16,100
                                                                           =========      =========

See Notes to Condensed Financial Statements.

                            DELSOFT CONSULTING, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)


Note 1 - Unaudited interim financial statements:

         In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position of Delsoft Consulting, Inc. (the "Company") as of September 30, 1998, its results of operations and cash flows for the three months ended September 30, 1998 and 1997 and its changes in stockholders' equity for the three months ended September 30, 1998. Certain terms used herein are defined in the audited financial statements of the Company as of June 30, 1998 and for the years ended June 30, 1998 and 1997 (the "Audited Financial Statements") also included in this Form 10-SB. Accordingly, these unaudited condensed financial statements should be read in conjunction with the Audited Financial Statements and the other information also included in this Form 10-SB.

         The results of the Company's operations for the three months ended September 30, 1998 are not necessarily indicative of the results of operations for the full year ending June 30, 1999.


Note 2 - Earnings (loss) per common share:

         As further explained in Note 1 to the Audited Financial Statements, the Company presents basic and, if appropriate, diluted earnings (loss) per share in accordance with the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128"). Diluted per share amounts have not been presented in the accompanying unaudited condensed statements of operations because: (i) the Company had a net loss for the three months ended September 30, 1998 and, accordingly, the assumed effects of the exercise of all of the Company's outstanding stock options and warrants and the application of the treasury stock method would have been anti-dilutive; and (ii) the assumed effects of the exercise of all of the Company's outstanding stock options and warrants and the application of the treasury stock method for the three months ended September 30, 1997 would have had an insignificant effect on the weighted average number of common shares outstanding and no effect on earnings per share.


Note 3 - Note payable to bank:

         At September 30, 1998, the Company had borrowed $548,436 under the revolving credit agreement that provides it with a $1,250,000 line of credit (see Note 4 of the notes to the Audited Financial Statements). Interest on outstanding borrowings is payable monthly at the higher of 1.5% above the prime rate or 7% (an effective rate of 9.75% at September 30, 1998).

                            DELSOFT CONSULTING, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)


Note 4 - Long-term debt:

         At September 30, 1998, long-term debt consisted of equipment loans totaling $114,470 which are payable in monthly installments and bear interest at rates ranging from 8.15% to 8.95%. The loans were secured by equipment with a net book value that approximated the total outstanding balance.

         Principal payment requirements for long-term obligations in each of the years subsequent to September 30, 1998 total $39,701 in 1999; $43,258 in 2000; $20,048 in 2001; $8,030 in 2002; and $3,433 in 2003.

         See Note 5 of the notes to the Audited Financial Statements for additional information regarding long-term debt.


Note 5 - Related party transactions:

         During the three months ended September 30, 1998, there were no transactions between the Company and Bridgton (see Note 6 of the notes to the Audited Financial Statements). During the three months ended September 30, 1997, the Company billed Bridgton approximately $91,000 for the services of its programmers and engineers and realized a gross profit of approximately $16,000 on such billings, and Bridgton billed the Company approximately $224,000 for the services of its programmers and engineers and, based on information provided by the management of Bridgton, realized a gross profit of approximately $54,000. Bridgton also billed the Company approximately $50,000 during the three months ended September 30, 1997 to obtain reimbursement for the overhead expenses it incurred on behalf of the Company.


Note 6 - Provision (credit) for income taxes:

         The provision (credit) for income taxes for the three months ended September 30, 1998 and 1997 consisted of the following:

                                                  1998          1997
                                                --------       -------
         Federal:
           Current provision                    $  5,000       $30,212
           Deferred provision (credit)           (18,900)           33
                                                --------       -------
               Totals                            (13,900)       30,245
                                                --------       -------
         State:
           Current provision                       3,000         7,687
           Deferred credit                        (3,300)
                                                --------       -------
               Totals                               (300)        7,687
                                                --------       -------
               Totals                           $(14,200)      $37,932
                                                ========       =======

                            DELSOFT CONSULTING, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)


Note 6 - Provision (credit) for income taxes (concluded):

         The provision (credit) for income taxes for the three months ended September 30, 1998 and 1997 differs from the amount computed using the Federal statutory rate of 34% as a result of the following:

         Tax at Federal statutory rate                            (34)%  34%
         State income taxes, net of Federal income tax effect             5
         Effect of nondeductible expenses                           7    15
         Other items, primarily surtax exemptions                   1   (19)
                                                                  ---   ---
         Effective tax rate                                       (26)%  35%
                                                                  ===   ===

         At September 30, 1998, deferred tax assets and liabilities were attributable to the following:

         Deferred tax assets:
           Provision for doubtful accounts                         $  4,700

           Unearned compensation                                     13,300
           Amortization of intangible assets                         33,600
                                                                   --------
               Total                                                 51,600

         Deferred tax liabilities - depreciation                    (17,200)
                                                                   --------

           Net deferred tax assets                                 $ 34,400
                                                                   ========


Note 7 - Stock option plan:

         Subject to ratification by the Company's stockholders, the Company may grant incentive and/or nonincentive stock options for the purchase of up to 2,000,000 shares of the Company's common stock to key executives, other members of management, other employees and directors of the Company under the Company's Stock Option Plan (the "Plan"), as further explained in Note 9 of the Notes to the Audited Financial Statements.

         As of June 30, 1998, the Company had options outstanding for the purchase of a total of 3,652,750 shares of common stock at exercise prices ranging from $.50 to $2.25 per share, including options not subject to the Plan for the purchase of 2,500,000 shares of common stock exercisable at $.50 per share granted to two executive officers during the year ended June 30, 1998. During the three months ended September 30, 1998, the Company granted options subject to the Plan to purchase a total of 550,750 shares of common stock at an exercise price of $2.00 per share and no options were exercised or canceled. Accordingly, as of September 30, 1998, the Company had options outstanding for the purchase of a total of 4,203,500 shares of common stock at exercise prices ranging from $.50 to $2.25 per share, of which options to purchase a total of 3,002,500 shares were exercisable.

                           DELSOFT CONSULTING, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)


Note 7 - Stock option plan (concluded):

         The Company has elected to continue to use the provisions of APB 25 in
         accounting for its stock options.   Since the exercise price of the
         options not subject to the Plan for the purchase of 2,500,000 shares of common stock granted to the two executive officers during 1998 was less than the fair market value at the date of grant, the Company recorded deferred compensation of $937,500 in 1998, of which $72,536 was amortized during the three months ended September 30, 1998 (there was no charge for amortization during the three months ended September 30,
         1997). The Company has not recognized any earned or unearned compensation cost in connection with the issuance of any other options or warrants since the exercise price of all of those options approximated the fair market value at the date of grant. Had compensation cost for all of the other stock options granted by the Company been determined based on the fair value of the options at the grant date under the provisions of SFAS 123, the Company's net income
         (loss) and earnings (loss) per share would have been reduced from the amounts reported in the accompanying unaudited condensed statements of operations for the three months ended September 30, 1998 and 1997 as shown below:

                                                        1998           1997
                                                    -----------     -----------
         Net income (loss) - as reported            $   (41,006)    $    70,848
         Net income (loss) - pro forma                  (99,538)         51,787
         Basic weighted average common shares
           outstanding - as reported                 11,159,149      10,080,164
         Basic weighted average common shares
           outstanding - pro forma                   13,335,927      10,080,164
         Basic earnings (loss) per share -
           as reported                              $         -     $       .01
         Basic earnings (loss) per share -
           pro forma                                $      (.01)    $       .01

         The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of 6.3%; expected option lives of ten years; expected volatility of 16.0%; and expected dividends of 0%.


Note 8 - Concentrations of credit risk:

         Approximately 82% and 65% of the Company's net revenues were derived from two customers during the three months ended September 30, 1998 and 1997, respectively, who also accounted for approximately 75% of its accounts receivable balance at September 30, 1998. The Company closely monitors the extension of credit to its customers while maintaining appropriate allowances for potential credit losses. Accordingly, management does not believe that the Company was exposed to significant credit risk at September 30, 1998.

                           DELSOFT CONSULTING, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (Unaudited)


Note 9 - Venture capital agreement:

         As of September 30, 1998, the Group had not fulfilled its commitment to provide the Company with $550,000 of equity financing pursuant to their October 4, 1996 agreement (see Note 11 of the notes to the Audited Financial Statements).



                                  *    *     *

                                   PART III

ITEM 1.  INDEX TO EXHIBITS.


ITEM 2.  DESCRIPTION OF EXHIBITS.

2 Agreement and Plan of Merger, dated November 13, 1996, by and between the Company and Pyke Corp.**

3.1      Articles of Incorporation*

3.2      Bylaws**

4        Form of Common Stock Certificate of the Company*

10.1 Lease Agreement, dated December 20, 1996 by and between the Company and VPB Realty**

10.2 Subcontractor Agreement, dated July 1, 1996, by and between the Company and Bridgton, Inc.**

10.3 Loan and Security Agreement, dated February 18, 1997, by and between the Company and Emergent Financial Corp.**

10.4 Employment Agreement, dated August 5, 1997, by and between the Company and Michael Osso**

10.5 Employment Agreement, dated July 1, 1996, by and between the Company and Adil Choksey**

10.6 Employment Agreement, dated July 1, 1996, by and between the Company and Jeffrey A. Rinde**

10.7 Consulting Agreement, dated September 1, 1997, by and between the Company and Jerry Rosemeyer**

10.8 Consulting Agreement, dated June 18, 1997, by and between the Company and Benjamin J. Giacchino**

10.9     Delsoft Consulting, Inc. Stock Option Plan**

10.10 Consulting Agreement, dated October 22, 1997, by and between the Company and Millennium Holdings Group, Inc.*

10.11 Amendments to Loan and Security Agreement, dated April __, 1997, July 8, 1997 and August 29, 1997, by and between the Company and Emergent Financial Corp.*

10.12 Guaranty of Validity, executed by Messrs. Ben J. Giacchino, Jerry Rosemeyer and Jeffrey A. Rinde in favor of Emergent Financial Corporation on February 18, 1997.*

10.13 Guaranty, executed by Messrs. Ben J. Giacchino, Jerry Rosemeyer and Jeffrey A. Rinde in favor of Emergent Financial Corporation on February 18, 1997.*

16.1 Letter from Allen P. Fields, dated November 21, 1998, on change in certifying accountant*

27       Financial Data Schedule (For SEC use only)*


_____________

*     Filed herewith
**    Previously filed.

                                SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              DELSOFT CONSULTING, INC.



                              By:  /s/ Michael Osso
                                  -----------------------
                                   Name:   Michael Osso
                                   Title:  President


                                   Date:   November 24, 1998

                                     II-2